UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 333-103647

☒ Form 10-KSB	☐ Form 20-F	☐ Form 11-K	☐ Form 10-QSB	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For the Period Ended: December 31, 2007

☐ Transition Report on Form 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

ATM Financial Corp.
Full name of Registrant

N/A
Former name if applicable

3960 Howard Hughes Parkway, 5th Floor
Las Vegas NV 89169
Address of principal executive office

PART II
RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

On January 10, 2008, a change of control of ATM Financial Corp. (the “Company”) occurred. On March 24, 2008, the Company dismissed its independent auditor, and retained a new independent auditor. As a result of the change of control and change of auditor described above, the process of compiling and disseminating the information required to be included in the Form 10-KSB for the relevant fiscal year, as well as the completion of the required review of the Company’s financial information, could not be completed without incurring undue hardship and expense. The Company undertakes the responsibility to file such report no later than fifteen days after its original due date.

PART IV
OTHER INFORMATION

(1)   Name and telephone number of person to contact in regard to this notification

Viktoria Vynnyk, Chief Executive Officer, 702-990-3613.

(2)   Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes     ☐ No

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 ☐Yes     ☒ No

ATM Financial Corp.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2008
	By:	/s/ Viktoria Vynnyk
Name: Viktoria Vynnyk
Title: Chief Executive Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).